UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             AVIATION SALES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.001 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
                                   053672 10 1
      -------------------------------------------------------------------
                                 (CUSIP Number)

                                 Tim L. Watkins
                                    President
                       Japan Fleet Service (Delaware) Inc.
                            10 Shenton Way #11-08/09
                 MAS (Monetary Authority of Singapore) Building
                                Singapore 079117
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 5, 1999
                     --------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP NO.                          SCHEDULE
053672 10 1                          13D
------------------------                               -----------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON             Japan Fleet Service (Delaware) Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) |_|
                                                                  (B) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                                                WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               |_|
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       |    7.   SOLE VOTING POWER                      0
                       |
OWNED                  |
                       |
BY EACH REPORTING      |
                       |
PERSON WITH            |
-----------------------|--------------------------------------------------------
                       |    8.   SHARED VOTING POWER              750,500
                       |                                      See Item 5.
-----------------------|--------------------------------------------------------
                       |
                       |    9.   SOLE DISPOSITIVE POWER                 0
-----------------------|--------------------------------------------------------
                       |   10.   SHARED DISPOSITIVE POWER         750,500
                       |                                      See Item 5.
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                          750,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                6.0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                                       CO
--------------------------------------------------------------------------------

CUSIP NO.                          SCHEDULE
053672 10 1                          13D
------------------------                               -----------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON            Japan Fleet Service (Singapore) Pte. Ltd.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) |_|
                                                                  (B) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                                               WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              |_|
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION                   Singapore
--------------------------------------------------------------------------------
NUMBER OF SHARES       |    7.   SOLE VOTING POWER                     0
                       |
OWNED                  |
                       |
BY EACH REPORTING      |
                       |
PERSON WITH            |
-----------------------|--------------------------------------------------------
                       |    8.   SHARED VOTING POWER             750,500
                       |                                     See Item 5.
-----------------------|--------------------------------------------------------
                       |
                       |    9.   SOLE DISPOSITIVE POWER                0
-----------------------|--------------------------------------------------------
                       |   10.   SHARED DISPOSITIVE POWER        750,500
                       |                                     See Item 5.
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                         750,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW               6.0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                                       O
--------------------------------------------------------------------------------

CUSIP NO.                          SCHEDULE
053672 10 1                           13D
------------------------                               -----------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON            Japan Fleet Service (Europe) B.V.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) |_|
                                                                  (B) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                                               WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              |_|
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION                   Netherlands
--------------------------------------------------------------------------------
NUMBER OF SHARES       |    7.   SOLE VOTING POWER                     0
                       |
OWNED                  |
                       |
BY EACH REPORTING      |
                       |
PERSON WITH            |
-----------------------|--------------------------------------------------------
                       |    8.   SHARED VOTING POWER             750,500
                       |                                     See Item 5.
-----------------------|--------------------------------------------------------
                       |
                       |    9.   SOLE DISPOSITIVE POWER                0
-----------------------|--------------------------------------------------------
                       |   10.   SHARED DISPOSITIVE POWER        750,500
                       |                                     See Item 5.
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                         750,500
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW               6.0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                                       O
--------------------------------------------------------------------------------

     Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd. hereby amend the single joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 1996, amended and restated in Amendment No. 1 filed with the SEC on August 7, 1996, amended and restated in Amendment No. 2 filed with the SEC on July 31, 1997 and amended and restated in Amendment No. 3 filed with the SEC on March 13, 1998, with respect to the shares of Common Stock of Aviation Sales Company as follows:

Item 1.  Identity and Background

      (a, b, c and f) This Statement is being filed by (i) Japan Fleet Service (Delaware) Inc., a Delaware corporation ("JFS Delaware"), the principal business of which is aircraft and aircraft spare parts leasing and general traders of aviation products and services, (ii) Japan Fleet Service (Europe) B.V., a Netherlands corporation ("JFS Europe"), the principal business of which is aircraft spare parts leasing and to hold the capital stock of JFS Delaware, and
(iii) Japan Fleet Service (Singapore) Pte. Ltd., a Singapore corporation ("JFS Singapore"), the principal business of which is aircraft and aircraft spare parts leasing and general traders of aviation products and services. The principal office of each of JFS Delaware, JFS Europe and JFS Singapore is c/o Japan Fleet Service (Singapore) Pte. Ltd., 10 Shenton Way No. 11-08/09, MAS (Monetary Authority of Singapore) Building, Singapore 079117. JFS Delaware is a wholly-owned subsidiary of JFS Europe and JFS Singapore owns approximately 89% of the capital stock of JFS Europe. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of JFS Delaware, JFS Europe and JFS Singapore, and is incorporated herein by reference. JFS Delaware, JFS Europe and JFS Singapore are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

      (d and e) During the last five years, none of JFS Delaware, JFS Europe or JFS Singapore or any of the persons listed on Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 2.  Purpose of Transaction

      JFS Delaware may sell Shares in the public market from time to time.

Item 3.  Interest in Securities of Issuer

      (a) JFS Delaware may be deemed to be the beneficial owner of 750,500 Shares or 6.0% of the outstanding Shares. JFS Europe through its wholly-owned subsidiary, JFS Delaware, may be deemed to be the beneficial owner of 750,500 Shares or 6.0% of the outstanding shares and JFS Singapore through its approximately 89% owned subsidiary, JFS Europe, may be deemed to be the beneficial owner of 750,500 Shares or 6.0% of the outstanding Shares.

      To the knowledge of JFS Delaware, JFS Europe and JFS Singapore, none of the persons described on Exhibit 1 owns any of the Company's Shares.

      (c) On February 5, 1999, JFS Delaware sold 100,000 Shares at $46.00 per share and 100,000 shares at $45.75 per share in the public market.

      (d) On February 5, 1999, JFS Delaware ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 4. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On March 12, 1998, JFS Delaware entered into an Amended and Restated Pledge Agreement with Mitsubishi Trust and Banking Corporation, Singapore Branch (the "Agent") pursuant to which JFS Delaware pledged the Collateral to the Agent.

      On January 27, 1999, JFS Delaware and the Agent entered into the Pledged Stock Disposition Letter Agreement pursuant to which JFS Delaware is allowed to sell the Collateral, from time to time. On February 4, 1999, JFS Delaware, the Agent and Salomon Smith Barney Inc. ("Salomon") entered into a Securities Account Control Agreement pursuant to which the Agent will have control over the securities account established at Salomon to which the Collateral has been credited.

      Except as described in Item 2 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

Item 5.  Material to be Filed as Exhibits

      The following exhibits are incorporated herein by reference:

     1. Executive Officers and Directors of Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd. who are not Reporting Persons.

     8. Joint Filing Agreement between Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd.

     10. Amended and Restated Pledge Agreement dated as of March 12, 1998 between Japan Fleet Service (Delaware) Inc. and The Mitsubishi Trust and Banking Corporation, Singapore Branch.*

      11. Pledge Stock Disposition Letter Agreement dated as of January 27, 1999 between Japan Fleet Service (Delaware) Inc. and The Mitsubishi Trust and Banking Corporation, Singapore Branch.

      12. Securities Account Control Agreement dated as of February 4, 1999 by and among Japan Fleet Service (Delaware) Inc., The Mitsubishi Trust and Banking Corporation, Singapore Branch and Salomon Smith Barney Inc.


*Previously filed.

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999

                          JAPAN FLEET SERVICE (DELAWARE) INC.

                               By:  /s/Tim L. Watkins
                                   --------------------------------
                                    Name:  Tim L. Watkins
                                    Title: President


                          JAPAN FLEET SERVICE (EUROPE) B.V.


                               By:  /s/Tim L. Watkins
                                   --------------------------------
                                    Name:  Tim L. Watkins
                                    Title:  Director


                          JAPAN FLEET SERVICE (SINGAPORE) PTE.LTD.


                               By:  /s/Tim L. Watkins
                                   -------------------------------
                                    Name:  Tim L. Watkins
                                    Title:  President

                           EXHIBIT INDEX

                                                          Exhibit
                                                        Sequentially
                                                       Numbered Page
                                                       -------------
1.    Executive  Officers  and  Directors  of Japan
      Fleet  Service  (Europe) B.V. and Japan Fleet
      Service  (Singapore)  Pte.  Ltd.  who are not
      Reporting Persons.
8.    Joint Filing  Agreement  between  Japan Fleet
      Service  (Delaware) Inc., Japan Fleet Service
      (Europe)   B.V.   and  Japan  Fleet   Service
      (Singapore) Pte. Ltd.
10.   Amended and Restated  Pledge  Agreement dated
      as of March  12,  1998  between  Japan  Fleet
      Service  (Delaware)  Inc. and The  Mitsubishi
      Trust  and  Banking  Corporation,   Singapore
      Branch.*
11.   Pledge  Stock  Disposition  Letter  Agreement
      dated as of January  27, 1999  between  Japan
      Fleet   Service   (Delaware)   Inc.  and  The
      Mitsubishi  Trust  and  Banking  Corporation,
      Singapore Branch.
12. Securities Account Control Agreement dated as of February 4, 1999 by and among Japan Fleet
     Service (Delaware) Inc., The Mitsubishi Trust and Banking Corporation, Singapore Branch and
     Salomon Smith Barney Inc.

-------------------
* Previously filed.

                                    EXHIBIT 1
                                    ---------

                       Executive Officers and Directors of
      Japan Fleet Service (Delaware) Inc. Japan Fleet Service (Europe)B.V.
                  and Japan Fleet Service (Singapore) Pte. Ltd.
                          Who Are Not Reporting Persons

      The following sets forth certain information about executive officers and directors of Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V., and Japan Fleet Service (Singapore) Pte. Ltd. who are not Reporting Persons. Each of such persons is a citizen of Japan, with the exception of Tim Lawrence Watkins who is a citizen of the United States.

                                   Present Principal Occupation or Employment;
                                    Name, Principal Business, and Address in
    Name and Residence or            Which Such Employment is Conducted (if
      Business Address             Different from Business Address of Employer)
------------------------------    ----------------------------------------------


Akihiko Sato                       Vice President and Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Delaware)Inc.
MAS (Monetary Authority of         Senior Executive Vice President,
  Singapore) Building              Chief Operating Officer and Director
Singapore 079117                   Japan Fleet Service (Singapore)Pte. Ltd.
                                   Director
                                   Japan Fleet Service (Europe) B.V.



Tim Lawrence Watkins               President and Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Delaware)Inc.
MAS (Monetary Authority of         President, Chief Executive Officer
  Singapore) Building              and Director
Singapore 079117                   Japan Fleet Service (Singapore)Pte. Ltd.
                                   Director
                                   Japan Fleet Service (Europe) B.V.



Yasumasa Ono                       Chairman and Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Delaware)Inc.
MAS (Monetary Authority of         Chairman
  Singapore) Building              Japan Fleet Service (Singapore)Pte. Ltd.
Singapore 079117

Keizaburo Fukushi                  Secretary, Treasurer and Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Delaware)Inc.
MAS (Monetary Authority of         Senior Executive Vice President,
  Singapore) Building              Chief Financial Officer and Director
Singapore 079117                   Japan Fleet Service (Singapore)Pte. Ltd.
                                   Director
                                   Japan Fleet Service (Europe) B.V.


Makoto Oikawa                      Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Singapore)Pte. Ltd.
MAS (Monetary Authority of
  Singapore) Building
Singapore 079117


Kazutami Okui                      Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Singapore)Pte. Ltd.
MAS (Monetary Authority of
  Singapore) Building
Singapore 079117


Kazuhiko Iwahori                   Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Singapore)Pte. Ltd.
MAS (Monetary Authority of
  Singapore) Building
Singapore 079117


Gen Koyama                         Director
10 Shenton Way # 11-08/09          Japan Fleet Service (Singapore)Pte. Ltd.
MAS (Monetary Authority of
  Singapore) Building
Singapore 079117

                                                                       Exhibit 8

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, $.001 par value, of Aviation Sales Company.

           This  agreement  may be  executed  simultaneously  in any  number  of
counterparts,   all  of  which  together  shall  constitute  one  and  the  same instrument.


Dated:  February 26, 1999

                          JAPAN FLEET SERVICE (DELAWARE) INC.


                               By:  /s/Tim L. Watkins
                                   --------------------------------
                                    Name:  Tim L. Watkins
                                    Title:   President


                          JAPAN FLEET SERVICE (EUROPE) B.V.


                               By:  /s/Tim L. Watkins
                                   --------------------------------
                                    Name: Tim L. Watkins
                                    Title:   Director


                          JAPAN FLEET SERVICE (SINGAPORE) PTE. LTD.


                               By:  /s/Tim L. Watkins
                                   --------------------------------
                                    Name: Tim L. Watkins
                                    Title:   President

                                                                      Exhibit 11

                  PLEDGED STOCK DISPOSITION LETTER AGREEMENT

                               January 27, 1999

The Mitsubishi Trust and Banking Corporation,
Singapore Branch,
as Agent and Lender
6 Battery Road #08-01
Singapore 0104

Ladies and Gentlemen:

      Reference is hereby made to (i) the Amended and Restated Loan Agreement dated as of August 25, 1997 (as amended, modified and supplemented and in effect from time to time, the "Loan Agreement") among JT Airpartners Leasing (Singapore) Pte. Ltd., as borrower (the "Borrower"), The Mitsubishi Trust and Banking Corporation, Singapore Branch, as lender (the "Lender") and The Mitsubishi Trust and Banking Corporation, Singapore Branch, as agent (the "Agent"); (ii) the Amended and Restated Pledge Agreement dated as of March 12, 1998 (as amended, modified or supplemented and in effect from time to time, the "Pledge Agreement") between Japan Fleet Service (Delaware) Inc. (the " Pledgor") and the Agent; and (iii) the 750,500 shares of common stock ("Pledged Stock") of Aviation Sales Company represented by stock certificate no. ASU 0154 (the "Stock Certificate") and pledged by the Pledgor to the Agent pursuant to the Pledge Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement.

      The Pledgor wishes to sell portions of the Pledged Stock from time to time and to pay on behalf of the Borrower to the Agent the proceeds from such sale as partial prepayment of the Loans outstanding under the Loan Agreement, and the Agent is willing to permit such sales subject to the terms hereof and of the Pledge Agreement

      Accordingly, by its signature below, each of the Agent, the Lender, the Pledgor and the Borrower hereby agrees and acknowledges as follows:

     (i) Subject to the receipt by the Agent of the proceeds of each sale by the Pledgor of all or any portion of the Pledged Stock in accordance with the terms and conditions set forth herein, the Agent (a) consents to such sale by the Pledgor of the Pledged Stock and (b) releases the lien of the Pledge Agreement on such portion of the Pledged Stock sold in accordance with the terms hereof,

     (ii) In order to facilitate such sales, the Agent hereby agrees that it will place the Pledged Stock in an account at Salomon Smith Barney, Inc. (the "Broker") in the name of the Pledgor and under the control of the Agent (the "Smith Barney Account") pursuant to, and as soon as possible after the execution and delivery of, a Securities Account Control Agreement among the Pledgor, the Agent and the Broker, in form and substance reasonably satisfactory to the Agent (the "SSB Account Agreement") and instruct the Broker to make necessary arrangements for the settlement of any such sale of the Pledged Stock through, by or at the

Depository Trust Company (the "DTC"), including changing the name of the holder of the Pledged Stock to Cede & Co. or another nominee.

     (iii) For each sale by the Pledgor of any Pledged Stock (a " Sale"), the Pledgor hereby agrees (x) that the proceeds resulting therefrom, after deducting reasonable fees and expenses payable to the Broker (the "Net Sale Proceeds") shall be deposited, first, into the Smith Barney Account, and promptly thereafter, into an account (the "Cayman Account") of the Pledgor maintained with The Mitsubishi Trust and Banking Corporation, Cayman Branch or such other bank designated by the Agent (the "Account Bank"), which account shall be established in the name of the Pledgor (it being acknowledged and understood by the Pledgor that the Agent will have instructed the Broker to make such transfers) and subject to the Deed of Charge dated the date hereof among the Pledgor, the Agent and the Account Bank (the "Cayman Deed of Charge") and (y) to the extent commercially practicable, provide prior notice, and in any event, cause the Broker to provide upon consummation of the Sale, same-day sale confirmation directly by fax, to the Agent of such Sale made.

     (iv) In respect of any amounts on deposit in such Cayman Account, for the purposes of Section 4.2 of the Pledge Agreement, so long as no Loan Default or an Event of Default under, and as defined in the Lease or the Sublease shall have occurred and be continuing, the Pledgor agrees that such amounts shall be invested in U.S. Dollar time deposits bearing interest at the Federal Funds Rare (as defined in the Cayman Deed of Charge) with the Account Bank in accordance with the Account Bank's normal practices for a period ending no later than the next Payment Date.

     (v) For each Sale made, the Pledgor shall promptly submit to the Agent in writing an estimate of the amount of U.S. federal capital gains tax that will be payable by the Pledgor in connection therewith ("Capital Gains Tax Estimate"), which estimate shall be subject to the Agent's approval.

     (vi) Upon the actual payment ("Actual Payment") by the Pledgor of any U.S. federal capital gains tax payable in connection with any Sale made, the Pledgor shall promptly provide the Agent with evidence satisfactory to the Agent of all such payment made. If the Agent determines that the Capital Gains Tax Estimate paid to the Pledgor in respect of such Sale exceeded the Actual Payment, upon demand by the Agent, the Pledgor shall promptly cause such excess amount to be re-deposited into the Cayman Account.

     (vii) Whether or not any Sale is made, the Pledgor hereby agrees to pay all fees and expenses payable to the Broker and the Account Bank for their respective services rendered in connection with the transactions contemplated hereby, at such time and in such manner as requested by the Broker or the Account Bank, which fees and expenses shall be deemed to constitute Secured Obligations under the Pledge Agreement and under the Cayman Deed of Charge and authorizes the Agent, the Broker and Account Bank to withdraw, deduct or off-set, from time to time, such amounts from the Smith Barney Account or the Cayman Account, as the case may be, for payment of such fees and expenses.

     (viii) The Pledgor hereby authorizes and instructs the Agent to apply or cause to be applied on each Payment Date (as defined in the Loan Agreement) all amounts then on deposit in such Cayman Account in the following order: (1) to the payment of all fees and expenses of the Broker then due and unpaid; (2) to the payment of all fees and expenses of the Account Bank relating to the Cayman Account then due and unpaid; (3) so long as no Event of Default shall have occurred and be continuing, to the payment to the Pledgor of Capital Gains Tax Estimate theretofore submitted to and approved by the Agent and remaining unpaid (and the Agent hereby agrees to make a disbursement under this clause (3) in order to enable the Pledgor to make payment of actual tax liability as and when due) less any unpaid amount due from the Pledgor under (vi) above; (4) to the partial prepayment of the principal of the outstanding Loan in the manner specified in Section 4.01(d) of the Loan Agreement; and (5) to the payment of all other obligations of the Borrower then due and owing under the Operative Agreements (as defined in the Loan Agreement), if any. The Agent hereby agrees to apply such amounts as instructed above.

     (ix) Upon payment and satisfaction of all "Secured Obligations", as defined in the Pledge Agreement, the Agent shall cause any amounts remaining in such Cayman Account to be returned to the Pledgor.

     (x) The Pledgor shall effect each Sale in full compliance with all Federal and state securities laws of the United States of America.

     (xi) If any Sale shall for any reason be declared void or otherwise reversed or unwound, the portion of the Pledge Stock subject to such Sale shall be deemed automatically re-pledged to the Agent under the Pledge Agreement and the Pledgor shall take all actions reasonably requested by the Agent to evidence and perfect such re-pledge.

     (xii) Each of the Pledgor and the Borrower hereby agrees to indemnify the Agent for any and all loss, cost, expense, claim or liability arising from any Sale.

      The Agent's obligations contemplated to be performed under this letter are subject to the receipt by the Agent of the following:

          (1) a certified copy of board resolutions of the Pledgor authorizing the sale of the Pledged Stock and the transactions contemplated hereby;

          (2) undated stock power by the Pledgor in respect of the Pledged Stock duly executed in blank;

          (3) duly executed copy of the Cayman Deed of Charge;

          (4) [duly executed copy of the Account Control Agreement dated the date hereof between the Broker, MTBC and the Pledgor;]

          (5) the opinion of Orrick, Herrington & Sutcliffe, New York counsel to the Pledgor and the Borrower, dated the date hereof, in form and substance satisfactory to the Agent and the Lender;

          (6) the opinion of Milbank, Tweed, Hadley & McCloy, special New York counsel to the Agent and the Lender, dated the date hereof, addressed solely to the Agent and the Lender, in form and substance satisfactory to the Agent and the Lender;

          (7) the opinion of Maples and Calder Asia, Cayman counsel to the Lender and the Agent, dated the date hereof, in form and substance satisfactory to the Agent and the Lender; and

          (8) any other documents or instruments the Agent may reasonably request.

     This letter shall be governed by, and construed in accordance with, the law of the State of New York. This letter may be executed in separate counterparts, all of which taken together shall constitute one and the same letter agreement.


                         [Signature page follows.]

If the foregoing is consistent with your understanding of the matters set forth herein, please indicate your agreement thereto by signing at the space provided below.

                               Very truly yours,

                               JAPAN FLEET SERVICE (DELAWARE) INC.



                               By: /s/Keizaburo Fukushi
                                   ----------------------------------
                                   Name:  Keizaburo Fukushi
                                   Title:  Director
Acknowledged and Agreed:

 THE MITSUBISHI TRUST AND
  BANKING CORPORATION,
  SINGAPORE BRANCH,
  as Agent and Lender



By  /s/Morito Sato
    -------------------------------
    Name:  Morito Sato
    Title:  General Manager



JT AIRPARTNERS LEASING (SINGAPORE) PTE. LTD.



By  /s/Keizaburo Fukushi
    -------------------------------
    Name:  Keizaburo Fukushi
    Title:  Director

                                                                      Exhibit 12


                     Securities Account Control Agreement


           This SECURITIES ACCOUNT CONTROL AGREEMENT (the "Agreement") dated as of February 4, 1999 by and among Japan Fleet Service (Delaware) Inc., a Delaware corporation (the "Pledgor"), Salomon Smith Barney Inc. (the "Securities Intermediary"), and The Mitsubishi Trust and Banking Corporation, Singapore Branch, as agent (the "Agent"). All references herein to the "UCC" are references to the Uniform Commercial Code as in effect in the State of New York. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Loan Agreement (as defined herein).

           WHEREAS, JT Airpartners Leasing (Singapore) Pte. Ltd. (the "Borrower"), the Agent and the Mitsubishi Trust and Banking Corporation, Singapore Branch, as lender ("the "Lender") have entered into the Amended and Restated Loan Agreement dated as of August 25, 1997 ("the "Loan Agreement");

           WHEREAS, the Pledgor and the Agent have entered into the Amended and Restated Pledge Agreement dated as of March 12, 1998 (the "Pledge Agreement");

           WHEREAS, the Borrower, the Agent, the Lender and the Pledgor have entered into the Pledged Stock Disposition Letter Agreement dated as of January 27, 1999 ("the Letter Agreement");

           WHEREAS the Pledgor wishes to sell from time to time portions of the 750,500 shares of Common Stock (the "Pledged Stock") of Aviation Sales Company represented by Stock Certificate No. ASU 0154 (the "Stock Certificate") and to pay on behalf of the Borrower to the Agent the proceeds from such sales as partial prepayment of the Loans outstanding under the Loan Agreement pursuant to the Letter Agreement;

           NOW THEREFORE, the parties hereto hereby agree, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, as follows:

           1. Establishment of Securities Account. The Securities Intermediary hereby confirms that as of the date hereof the Securities Intermediary has established account number 748-05799-1-6-473 (the "Security Account") at the request of the Pledgor at a branch of the Securities Intermediary located in New York pursuant to a Client Agreement dated February 4, 1999 between the Pledgor and the Securities Intermediary (the "Client Agreement").

           2.   Treatment of the Securities Account.

                (a) The Securities Account is, and shall be treated as a, "securities account" within the meaning of Section 8-501 of the UCC. The Securities Intermediary is a "securities intermediary" within the meaning of
Section 8-102 (14) of the UCC and is acting in that capacity.

                (b) The Securities Account is an account to which financial assets are or may be credited.

                (c) The Securities Intermediary shall, subject to the terms of this Agreement (i) treat the Agent as entitled to exercise the rights that comprise any financial asset credited to the accounts, and the "entitlement holder" (within the meaning of Section 8-102 of the UCC), with respect to the Securities Account on the books and records of the Securities Intermediary and
(ii) treat the Pledgor as not being such "entitlement holder" with respect to the Securities Account and take instructions from the Pledgor solely as relates to the sale of all or any portion of the Pledged Stock.

                (d) All property delivered to the Securities Intermediary for credit to the Securities Account shall be promptly credited to the Securities Account.

                (e)All proceeds from the sale of all or a portion of the Pledged Stock shall be credited to the Securities Account.

                (f) All securities or other property (other than cash) capable of being issued or registered in the name of a person or entity or in bearer form underlying any financial assets credited to the Securities Account shall be registered in the name of the Securities Intermediary, indorsed to the Securities Intermediary or in blank or credited to another securities account maintained in the name of the Securities Intermediary and in no case shall any such financial asset credited to the Securities Account be registered in the name of the Pledgor, payable to the order of the Pledgor or specially indorsed to the Pledgor.

           3. "Financial Assets" Election. Each item of property (whether investment property, financial asset, security, instrument or cash or any other property of any kind) credited to the Securities Account shall be treated as a "financial asset" (within the meaning of Section 8-102(a)(9) of the UCC) under
Article 8 of the UCC.

           4. Control by Agent. Notwithstanding any provision herein to the contrary, the Securities Intermediary shall: (i) comply with all entitlement orders it receives directing it to transfer or redeem any financial asset in the Securities Account (each an "Entitlement Order") originated by Agent without further consent by Pledgor and (ii) take directions with respect to the Securities Account from the Agent.

           5.   Pledgor's Rights in Securities Account.

                (a) Except as otherwise provided in Section 4 or this Section 5, the Securities Intermediary shall comply with instructions of the Pledgor, solely with respect to the sale of all or any portion of the Pledged Stock against cash payment, without further consent by the Agent.

                (b) If the Securities Intermediary shall have received written notice from the Agent that there has been an Event of Default, the Securities Intermediary shall cease complying with any instructions or directions concerning the Securities Account originated by the Pledgor.

                (c) The Securities Intermediary shall not comply with any instructions of the Pledgor that would require the Securities Intermediary to make a delivery to or for the account of the Pledgor or any other person except in accordance with this Agreement or otherwise where the security interests therein are preserved to the satisfaction of the Agent (as confirmed by written notice prior to such delivery) and except for portions of the Pledged Stock that are sold against cash payment in accordance with this Agreement, which may be delivered to the purchaser thereof free and clear of the Agent's security interest.

           6. Subordination of Lien; Waiver of Set-Off. In the event that the Securities Intermediary has or subsequently obtains by agreement, operation of law or otherwise a security interest in the Securities Account or any security entitlement credited thereto, the Securities Intermediary hereby agrees that such security interest shall be subordinate to the security interest of the Agent; provided that the Securities Intermediary shall be indemnified by the Pledgor and the Agent as provided in Section 10 hereof and shall have the right of set-off provided in the immediately following sentence. The financial assets credited to the Securities Account shall not be subject to deduction, set-off, banker's lien, or any other right in favor of any person other than the Agent (except that the Securities Intermediary may set off (a) all amounts due to the Securities Intermediary in respect of the Securities Intermediary's customary fees and expenses for the routine maintenance and operation of the Securities Account, including without limitation, any taxes which the Securities Intermediary is required to pay on behalf of the Pledgor, and (b) the face amount of any checks which have been credited to the Securities Account but are subsequently returned unpaid because of uncollected or insufficient funds).

           7.   Securities Intermediary's Responsibility.

                (a)The Securities Intermediary shall credit the Pledged Stock to the Securities Account as and when the same is delivered by the Agent to or to the order of the Securities Intermediary. The proceeds of any sale of all or any portion of the Pledged Stock shall be credited to the Securities Account immediately upon settlement of any trade and receipt thereof by the Securities Intermediary and thereafter, shall, as soon as practicable, be remitted to an account designated by the Agent to the Securities Intermediary from time to time.

                (b) Except for liability resulting from permitting a withdrawal, delivery, or payment in violation of Section 5 hereof, the Securities Intermediary shall not be liable to the Agent for complying with instructions or directions from the Pledgor (solely with respect to the sale of all or any portion of the Pledged Stock) that are received by the Securities Intermediary before the Securities Intermediary receives and has a reasonable opportunity to act on a notice of the occurrence of an Event of Default or a conflicting Entitlement Order originated by the Agent.

                (c) The Securities Intermediary shall not be liable to the Pledgor for complying with a notice of the occurrence of an Event of Default or with Entitlement Orders originated by the Agent, even if the Pledgor notifies the Securities Intermediary that the Agent is not legally entitled to issue the Entitlement Order or notice of the occurrence of an Event of Default, unless the Securities Intermediary takes the action after it is served with an injunction, restraining order, or other legal process enjoining it from doing so, issued by a court of competent jurisdiction, and had a reasonable opportunity to act on the injunction, restraining order or other legal process.

                (d) This Agreement does not create any obligation of the Securities Intermediary except for those expressly set forth in this Agreement. In particular, the Securities

Intermediary need not investigate whether the Agent is entitled under the Agent's agreements with the Pledgor to give an Entitlement Order or a notice of the occurrence of an Event of Default. The Securities Intermediary may rely on notices and communications it believes are given by the appropriate party.

                (e) The Securities Intermediary and the Pledgor agree that should there be any conflict between the Client Agreement and this Agreement, the provisions of this Agreement shall control.

           8. Statements, Confirmations, and Notices of Adverse Claims. The Securities Intermediary shall send copies of all statements and confirmations for the Securities Account simultaneously to Pledgor and Agent. Except for the claims and interest of the Agent and of the Pledgor, the Securities Intermediary does not know of any claim to, or interest in, the Securities Account or in any financial assets credited thereto. If any person asserts any lien, encumbrance or adverse claim (including any writ, garnishment, judgment, warrant of attachment, execution or similar process) against any Securities Account or in any financial asset carried therein, the Securities Intermediary shall notify the Agent and the Pledgor thereof promptly after becoming aware thereof.

           9. Representations, Warranties, and Covenants of the Securities Intermediary. The Securities Intermediary hereby represents, warrants and covenants:

                (a) The Securities Account have been or shall be established as described in Section 1 above and the Securities Account shall be maintained in the manner set forth herein until termination of this Agreement. The Securities Intermediary shall not change the name or account numbers of the Securities Account without the prior written consent of the Agent.

                (b) No financial asset is or shall be registered in the name of the Pledgor, payable to the Pledgor's order, or specially indorsed to the Pledgor, except to the extent such financial asset has been indorsed to the Securities Intermediary or in blank.

                (c) This Agreement is the valid and legally binding obligation of the Securities Intermediary.

                (d) Other than the  Client  Agreement  and the other  agreements related thereto, (i) the Securities Intermediary has not entered into, and until the termination of this Agreement shall not enter into, any agreement with any other Person relating to the Securities Account and/or any financial assets credited thereto pursuant to which it has agreed to comply with Entitlement Orders of such Person; and (ii) the Securities Intermediary has not entered into any other agreement with the Pledgor or the Agent purporting to limit or condition the obligation of the Securities Intermediary to comply with Entitlement Orders as set forth in Section 4 and Section 5 hereof.

           10. Indemnity. Each of the Pledgor and the Agent hereby indemnifies the Securities Intermediary, its officers, directors, employees, and agents against claims, liabilities, and expenses arising out of this Agreement (including reasonable attorneys' fees and disbursements), except to the extent claims, liabilities, or expenses are caused by Securities Intermediary's gross negligence or willful misconduct. The obligation of the Agent to indemnify under this Section 10 shall be subject to (i) the Securities Intermediary having provided documentation and other evidence reasonably satisfactory to the Agent as to the basis for its claim for indemnification and (ii) prior to seeking indemnification from the Agent, the Securities Intermediary having made a claim to the Pledgor for indemnification, having used commercially reasonable efforts to pursue satisfaction by the Pledgor of such claim for indemnification and having made a reasonable determination that the Pledgor will not fulfill its indemnity obligation within a commercially reasonable period of time. The Pledgor agrees that any amount paid by the Agent pursuant to this Section 10 shall be reimbursable expenses for purposes of Section 6.3 of the Pledge Agreement.

           11. Governing Law.This Agreement and the Securities Account shall be governed by the laws of the State of New York. Regardless of any provisions in any other agreement, for purposes of the UCC, New York shall be deemed to be the "securities intermediary's jurisdiction" of the Securities Intermediary with respect to the Securities Account and the securities entitlements related thereto.

           12. Waiver of Jury Trial; Miscellaneous. Each of the parties hereto consents to the non-exclusive jurisdiction of any court located in the Borough of Manhattan, New York, New York, with respect to any suit or action concerning this Agreement or any transaction relating hereto and waives any claim it may have to object to such jurisdiction on the basis of such court being an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION RELATING HERETO.

           13. Entire Agreement. This Agreement is the entire agreement, and supersedes any prior agreements and contemporaneous oral agreements, of the parties concerning its subject matter.

           14. Amendments. No amendment or modification of this Agreement or waiver of any right hereunder shall be binding on any party hereto unless it is in writing and is signed by all of the parties hereto.

           15. Severability. To the extent a provision of this Agreement is unenforceable, this Agreement shall be construed, to the maximum extent permitted by applicable law, as if the unenforceable provision were omitted.

           16. Successors. The terms of this Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and assigns.

           17. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing, shall be addressed as provided below and shall be considered as properly given (a) if delivered in person, (b) if sent by overnight delivery, (c) if mailed by first class United States mail, postage prepaid, registered or certified with return receipt requested or (d) if sent by confirmed facsimile. Notice so given shall be effective upon receipt by the addressee, except that communication or notice so transmitted by transmission or other direct written electronic means shall be deemed to have been validly and effectively given on the day

(if a Business Day and, if not, on the next following Business Day) on which it is transmitted before 4:00 p.m., recipient's time, and if transmitted after that time, on the next following Business Day; provided, however, that if any notice is tendered to an addressee and the delivery thereof is refused by such addressee, such notice shall be effective upon such tender. Any party shall have the right to change its address for notice hereunder to any other location within the continental United States by giving of thirty (30) days' notice to the other parties in the manner set forth hereinabove. Any communications between the parties hereto or notices provided herein may be given to the following addresses:

      (1)  Agent:                   The Mitsubish Trust and Banking Corporation,
                                    Singapore Branch
                                    6 Battery Road #08-01
                                    Singapore 049909
                                    Attention:  Mr. Yutaka Hamabe
                                    Chief Manager
                                    Telecopy No.:  65-22-1857

           Copy to: The Mitsubish Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-Ku
                                    Tokyo, 100 Japan
                                    Attention:  Mr. Masato Nakamura
                                    International Business Development Division
                                    Telecopy No.:  813-3214-2724

      (2)  Pledgor:                 Japan Fleet Service (Delaware) Inc.
                                    32 Lockerman Square, Suite L-100
                                    Dover, Delaware

           Copy to:                 Japan Fleet Service Co., Ltd.,
                                    Izumi Kojimachi, Chiyoda-Ku
                                    Tokyo, 102 Japan
                                    Attention: Mr. Keizaburo Fukushi
                                    Telecopy No.: 813-3234-1069

      (3)  Securities Intermediary: Salomon Smith Barney Inc.,
                                    390 Greenwich Street, 3rd Floor
                                    New York, New York  10013
                                    Attention:  Robert G. Leonard
                                    Telephone No.:  (212) 723-4870
                                    Telecopy No.:  (212) 723-8731

           18. Termination. The rights and powers granted herein to the Agent have been granted in order to perfect its security interests in the Securities Account, are powers coupled with an interest and shall neither be affected by the bankruptcy of the Pledgor nor by the lapse of time. The obligations of the Securities Intermediary hereunder shall continue in effect until the security interests of the Agent in the Securities Account have been terminated pursuant to the terms of the Pledge Agreement or as provided below, and the Agent has notified the Securities Intermediary of such termination in writing. This Agreement may be terminated at any time by the Agent; provided, that the Agent shall give the Pledgor three (3) business days written notice prior to terminating this Agreement. In the event of termination, all financial assets in the Securities Account shall be delivered to the Agent to the order of the Agent.

           19. Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

           20. Headings.Paragraph headings have been inserted in this Agreement as a matter of convenience for reference only and it is agreed that such paragraph headings are not a part of this Agreement and shall not be used in the interpretation of any provision of this Agreement.

         [The remainder of this page has been intentionally left blank.]

           IN WITNESS WHEREOF, the parties have caused this Securities Account Control Agreement to be duly executed by their officers or partners thereunto duly authorized as of the day and year first above written.

                               THE MITSUBISH TRUST AND BANKING
                               CORPORATION,
                               SINGAPORE BRANCH,
                                 as Agent


                               By:  /s/Morito Sato
                                  ---------------------------------
                                  Name:  Morito Sato
                                  Title:  General Manager


                               JAPAN FLEET SERVICE (DELAWARE) INC.,
                                 as Pledgor


                               By:  /s/Tim L. Watkins
                                  --------------------------------
                                  Name:  Tim L. Watkins
                                  Title:  President


                               SALOMON SMITH BARNEY INC.,
                                 as Securities Intermediary


                               By:  /s/Robert G. Leonard
                                  -------------------------------
                                  Name:  Robert G. Leonard
                                  Title:  Managing Director